Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, Florida 32084

August 24, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance

John J. Harrington, Esq.
Kathryn Jacobson
Sharon Virga

Re:	Energy Telecom, Inc.
Amended Registration Statement on Form S-1/A
File No. 333-167380
Amended Registration Statement filed August 9, 2010

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 18, 2010 (the "Comment Letter") relating to the amended Registration Statement on Form S-1/A (the "Registration Statement") of Energy Telecom, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 4 to the Company's Registration Statement.

General

1.	Please update your financial statements through June 30, 2010.

Response

The financial statements for the periods ended June 30, 2010 have been included in Amendment 4 to the Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Employees, page 26

2.
We note your response to comment five in our letter dated July 30, 2010.  However, you have not explained your relationship to Ms. Cauble or the nature of the services she provides to you.  Please provide this disclosure.  Alternatively, confirm that the consulting agreement with Ms. Cauble filed as exhibit 10.9 to your registration statement has been terminated and that she no longer provides services to you.

Response

We have revised our disclosure to state that the consulting agreement with Ms. Cauble has been terminated.  We already indicated in this section that we have no other consulting agreements except for Mr. Halperin, which we believe a reasonable reader would understand to mean that any consulting agreement previously entered into was no longer in effect.

Securities and Exchange Commission
August 24, 2010

3.	We note from your agreements with Samsin USA that Mr. Perszyk is the CEO of Samsin USA. Please disclose his relationship with, including any ownership interest in, Samsin USA and Samsin Innotec.

Response

We have revised our disclosure to state that Mr. Perszyk is CEO and a minority shareholder of Samsin USA.  Samsin USA is a privately-held corporation whose ownership is not disclosed, but we have been advised that Mr. Perszyk does not own a control interest in Samsin USA.  In addition, we have been advised that Mr. Perszyk does not have any position with, nor owns any stock of, Samsin Innotec.

Report of Independent Registered Public Accounting Firm, page F-1
Financial Statements as of December 31, 2009 and 2008, and cumulative from inception of develop stage (August 22, 2000) through December 31, 2009

4.
Please label the restated financial statement columns as restated, in connection with your corrections to the accounting for debt extinguishment and the untimely adoption of EITF 07-05.  Please ask your auditors to refer to the restatement footnote in their audit report.

Response

We have labeled the appropriate financial statement columns as restated and have asked our auditors to refer to the restatement footnote in their audit report, which report has been included in Amendment 4 to the Form S-1.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ THOMAS RICKARDS
Thomas Rickards
        Chief Executive Officer